RBSGC Mortgage Pass-Through Certificates
Series 2007-B

Preliminary Marketing Materials

$634,128,257 (Approximate)

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov<http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus is being delivered to you solely to provide you with information about the offering and to solicit an offer to purchase the offered securities. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities until we have accepted your offer to purchase such securities. Any such commitment shall be subject to the conditions specified below.

This free writing prospectus is not required to contain all of the information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase the offered securities, supersedes any prior version of this free writing prospectus and any information contained in any prior similar free writing prospectus relating to these securities. If a preliminary prospectus is conveyed to you prior to your commitment to purchase, that document supersedes all other information provided to you concerning the offered securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The securities referred to in this free writing prospectus are being offered when, as and if issued. The issuer is not obligated to issue any such securities or any similar securities, and all or a portion of the securities may not be issued that have the characteristics described herein. The underwriters' obligation to deliver such securities is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of the securities having the characteristics described herein. If, for any reason, the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

For asset-backed and mortgage-backed securities: Certain of the information contained herein may be based on numerous assumptions (including preliminary assumptions about the pool assets and structure), which may not be specifically identified as assumptions in the information. Any such information or assumptions are subject to change. The information in this free writing prospectus may reflect assumptions specifically requested by you. If so, prior to the time of your commitment to purchase, you should request updated information based on any assumptions specifically required by you.

Any legends, disclaimers or other notices that may appear below or on any electronic communication to which this free writing prospectus is attached which state that (1) these materials do not constitute an offer (or a solicitation of an offer), (2) no representation is made as to the accuracy or completeness of these materials and that these materials may not be updated or (3) these materials may be confidential are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance
Matt Miles	(203) 618-2391
Erin Maxwell	(203) 618-6112
Sean Curran	(203) 618-2426

Trading
Ken Zegar	(203) 625-2895
Eric Leinwand	(203) 625-2895
Andy Collins	(203) 625-2895

Rating Agency Contacts

Standard & Poor’s
Brendan Bliss	(212) 438-3794

Moody’s
Ariel Weil	(212) 553-7989

Fitch
Lori Samuels	(212) 908-0264

Preliminary Term Sheet Date Prepared: March 5, 2007

The information in this term sheet is preliminary and is subject to completion or change.

Depositor:	Greenwich Capital Acceptance, Inc.

Underwriter:	Greenwich Capital Markets, Inc.

Originator:
It is expected that the originators accounting for more than 10% of the Mortgage Loans will be Wells Fargo Bank, N.A. (approximately 83%) and US Central Federal Credit Union (approximately 16%). It is expected that no other originator will account for more than 10% of the total Mortgage Loans or any loan group.

Servicers:
It is expected that the servicers accounting for more than 10% of the Mortgage Loans will be Wells Fargo Bank, N.A. (approximately 83%) and US Central Federal Credit Union (approximately 16%). It is expected that no other servicer will account for more than 10% of the total Mortgage Loans or any loan group.

Master Servicer and Securities Administrator:	Wells Fargo Bank, NA.

Trustee:	Deutsche Bank National Trust Company.

Additional Disclosure:	For additional disclosure on (a) the Originator and its Underwriting Guidelines, (b) the Servicers, (c) the Trustee and (d) the Master Servicer, please refer to Exhibit A.

Rating Agencies:	S&P, Moody’s and Fitch or some combination thereof are expected to rate the Certificates. The Senior Certificates will be rated AAA.

Cut-off Date:	March 1, 2007.

Closing Date:	On or about March 29, 2007.

Settlement Date:	On or about March 30, 2007.

Distribution Dates:	The 25th day of each month (or if such day is not a business day, the next succeeding business day), commencing in April 2007.

Assumed Final Distribution Date:	The distribution date in April 2037. The actual final distribution date could be substantially earlier.

Certificates:
The “Senior Certificates” will consist of the Class 1A, Class 2A, Class 3A, Class PO and Class X Certificates. The “Subordinate Certificates” will consist of the Class 1B and Class 3B Certificates. The Class 1A, Class 2A and Class 3A Certificates are also referred to herein as the “Offered Certificates”. The Senior Certificates and Subordinate Certificates are collectively referred to herein as the “Certificates”.

Payments of principal and interest on the Class 1A, Class PO and Class X Certificates will primarily be based on collections from the Group 1 Mortgage Loans. Payments of principal and interest on the Class 2A Certificates will primarily be based on collections from the Group 2 Mortgage Loans. Payments of principal and interest on the Class 3A Certificates will be based on collections from the Group 3 Mortgage Loans.

The trust will also issue the Class P, Class R and Class LT-R Certificates, none of which will be publicly offered.

Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests.

ERISA Eligibility:
The Offered Certificates are expected to be ERISA eligible. However, if the trust fund contains a yield maintenance agreement that is held in a separate trust, then the purchase and holding of such certificates is only eligible for exemptive relief under an investor-based or statutory exemption and the Certificates, other than the Offered Certificates are eligible to be purchased by plan investors that are contained in insurance company general accounts. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment:	The Offered Certificates are expected to constitute “mortgage related securities” for purposes of SMMEA.

Optional Termination Date:
The terms of the transaction allow for the purchase by the Master Servicer of all the Mortgage Loans and other property of the trust (the “Optional Termination Date”) which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Mortgage Loans:
The mortgage loans transferred to the trust on the Closing Date will consist of fixed rate, first lien residential mortgage loans with an aggregate principal balance as of the Cut-off Date of approximately $634,128,257 (the “Mortgage Loans”). For more information please see attached collateral descriptions for the Mortgage Loans. For purposes of allocating principal and interest payments to the Certificates, the Mortgage Loans will be separated into three groups.

The “Group 1 Mortgage Loans” will consist of loans with an original term to maturity of thirty years or less but greater than fifteen years. These loans may be divided further into a number of subgroups according to criteria determined at the time of pricing. The Group 1 Mortgage Loans will have aggregate principal balance as of the Cut-off Date of approximately $508,287,911.

The “Group 2 Mortgage Loans” will consist of loans with an original term to maturity of fifteen years or less. The Group 2 Mortgage Loans will have aggregate principal balance as of the Cut-off Date of approximately $26,211,204.

The “Group 3 Mortgage Loans” will consist of loans with an original term to maturity of thirty years or less. The Group 3 Mortgage Loans will have an aggregate principal balance as of the Cut-off Date of approximately $99,629,142.

Credit Enhancement:	Series 2007-B is a “Non-Overcollateralization Series” as defined in the accompanying terms sheet supplement.

The Senior Certificates will have a prior right of payment over the Subordinate Certificates. Subordination is designed to provide the holders of certificates with a higher payment priority with protection against losses realized when the remaining unpaid principal balance on a mortgage loan exceeds the amount of proceeds recovered upon the liquidation of that mortgage loan. On any distribution date, this loss protection is accomplished by allocating the realized losses in excess of such amounts first, among the Subordinate Certificates, beginning with the Subordinate Certificates with the lowest payment priority, and second, to the classes of Senior Certificates (other than any interest-only certificates) on a pro rata basis.

In addition, before the distribution date in April 2012, the Subordinate Certificates will not receive any principal prepayments on the mortgage loans unless the Senior Certificates are paid down to zero. On or after April 2012 and subject to certain performance triggers, the Subordinate Certificates will receive increasing portions of principal prepayments over time.

The Class 1B Certificates will provide credit enhancement for the Class 1A, Class 2A, Class PO and Class X Certificates. The Class 3B Certificates will provide credit enhancement for Class 3A Certificates.

With respect to the Group 1 Mortgage Loans and Group 2 Mortgage Loans, in certain very limited circumstances relating to a mortgage loan group’s experiencing either rapid prepayments or disproportionately high realized losses, principal and interest collected from the other mortgage loan group may be applied to pay principal or interest, or both, to the Senior Certificates related to the mortgage loan group experiencing those conditions.

Mortgage Loans Collateral Stipulations
As of the Cut-off Date

The collateral stipulations provided below are subject to a range of +/- 10% unless otherwise specified.
Mortgage Loan Type:
Fixed Rate 15, 20 and 30 Year	77.59%
Fixed Rate 30/40 Balloon	0.02%
Fixed Rate IO	22.40%
Aggregate Stated Principal Balance:	$634,128,257
Gross Weighted Average Coupon:	6.567%
Weighted Average Original Maturity (+/- 1 Month):	351
Weighted Average Loan-to-Value Ratio:	71.00%
California Concentration:	23.80%
Full/Alt documentation:	23.21%
Cash out refinance*:	22.51%
Single Family Detached:	81.50%
Second/Vacation Home:	7.11%
Investor property:	19.17%
Weighted Average FICO:	732
Interest Only Mortgage Loans:	22.40%
Average Current Mortgage Loan Balance:	$291,956
Prepayment Penalties:	0.88%
* Includes Cashout: Other Loans

Group 1 Collateral Stipulations
As of the Cut-off Date

The collateral stipulations provided below are subject to a range of +/- 10% unless otherwise specified.
Mortgage Loan Type:
Fixed Rate 20 and 30 Year	72.25%
Fixed Rate 30/40 Balloon	0.02%
Fixed Rate IO	27.73%
Aggregate Stated Principal Balance:	$508,287,911
Gross Weighted Average Coupon:	6.747%
Weighted Average Original Maturity (+/- 1 Month):	359
Weighted Average Loan-to-Value Ratio:	72.33%
California Concentration:	24.15%
Full/Alt documentation:	23.34%
Cash out refinance*:	18.51%
Single Family Detached:	77.94%
Second/Vacation Home:	8.16%
Investor property:	22.40%
Weighted Average FICO:	729
Interest Only Mortgage Loans:	27.73%
Average Current Mortgage Loan Balance:	$276,695
Prepayment Penalties :	1.06%
*Includes Cashout: Other Loans

Group 2 Collateral Stipulations
As of the Cut-off Date

The collateral stipulations provided below are subject to a range of +/- 10% unless otherwise specified.
Mortgage Loan Type:
Fixed Rate 15 Year	100%
Aggregate Stated Principal Balance:	$26,211,204
Gross Weighted Average Coupon:	6.344%
Weighted Average Original Maturity (+/- 1 Month):	180
Weighted Average Loan-to-Value Ratio :	63.49%
California Concentration:	36.09%
Full/Alt documentation:	24.28%
Cash out refinance*:	16.07%
Single Family Detached:	82.85%
Second/Vacation Home:	9.49%
Investor property:	27.99%
Weighted Average FICO:	743
Interest Only Mortgage Loans:	0.00%
Average Current Mortgage Loan Balance:	$227,924
Prepayment Penalties :	0.77%
*Includes Cashout: Other Loans

Group 3 Collateral Stipulations
As of the Cut-off Date

The collateral stipulations provided below are subject to a range of +/- 10% unless otherwise specified.
Mortgage Loan Type:
Fixed Rate 15, 20 and 30 Year	98.93%
Fixed Rate IO	1.07%
Aggregate Stated Principal Balance:	$99,629,142
Gross Weighted Average Coupon:	5.710%
Weighted Average Original Maturity (+/- 1 Month):	357
Weighted Average Loan-to-Value Ratio:	66.17%
California Concentration:	18.77%
Full/Alt documentation:	22.29%
Cash out refinance:	44.60%
Single Family Detached:	99.25%
Second/Vacation Home:	1.15%
Investor property:	0.36%
Weighted Average FICO:	745
Interest Only Mortgage Loans:	1.07%
Average Current Mortgage Loan Balance:	$452,860
Prepayment Penalties :	0.00%

RBSGC Mortgage Loan Pass-Through
Certificates

Series 2007-B

Exhibit A

Table of Contents

The Originators - Page 3

Wells Fargo Bank, N.A. - Page 3

US Central Federal Credit Union - Page 14

 The Servicers - Page 17

Wells Fargo Bank, N.A. - Page 17

US Central Federal Credit Union - Page 19

The Trustee - Page 23

Deutsche Bank National Trust Company

The Master Servicer and Securities Administrator - Page 24

Wells Fargo Bank, N.A.

THE ORIGINATORS

Wells Fargo Bank, N.A. (“Wells Fargo Bank”) is an indirect, wholly-owned subsidiary of Wells Fargo & Company. Wells Fargo Bank is a national banking association and is engaged in a wide range of activities typical of a national bank.

Wells Fargo Bank originates or acquires various types of residential mortgage loans, including the following:

a.
Fixed-rate mortgage loans having original terms to maturity of approximately fifteen years to approximately forty years, and which mortgage loans were originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A” mortgage loans (“Alt-A Fixed-Rate Loans”);

b.
Adjustable-rate mortgage loans having original terms to maturity of approximately fifteen years to approximately forty years, and which mortgage loans were originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A” mortgage loans (“Alt-A Adjustable-Rate Loans”);

c.
Fixed-rate mortgage loans having original terms to maturity of approximately fifteen years to approximately forty years, and which mortgage loans were originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A Minus” mortgage loans (“Alt-A Minus Fixed-Rate Loans”); and

d.
Adjustable-rate mortgage loans having original terms to maturity of approximately fifteen years to approximately forty years, and which mortgage loans were originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A Minus” mortgage loans (“Alt-A Minus Adjustable-Rate Loans”).

From and including 1996 and through 2006, Wells Fargo Bank and its affiliates and predecessors originated or acquired a total of $2.461 trillion of residential mortgage loans, which include the types of mortgage loans listed above as well as other types of residential mortgage loans originated or acquired by Wells Fargo Bank and its affiliates and predecessors. The table below sets forth for each of the periods indicated the number and aggregate original principal balance of mortgage loans originated or acquired by Wells Fargo Bank (other than any mortgage loans sold to Fannie Mae, Freddie Mac and Federal Home Loan Banks or mortgage loans insured or guaranteed by the Government National Mortgage Association, Federal Housing Administration or Department of Veterans Affairs) for each of the different “asset types” set forth in the table:

	2004		2005		2006

Asset Type	No. of Loans	Aggregate Original Principal Balance of Loans	No. of Loans	Aggregate Original Principal Balance of Loans	No. of Loans	Aggregate Original Principal Balance of Loans

Alt-A Fixed-Rate Loans	1,982	$364,734,875	2,445	$556,193,433	5,320	$1,209,020,397

Alt-A Adjustable-Rate Loans*	0	$0.00	0	$0.00	1,220	$420,962,607

Alt-A Minus Fixed-Rate Loans	10,506	$1,711,167,964	24,630	$4,499,161,624	23,218	$4,343,902,519

Alt-A Minus Adjustable-Rate Loans	12,876	$2,858,098,653	8,143	$1,772,154,001	1,413	$293,559,837
(* Note: All of the mortgage loans previously reported under "Alt-A Adjustable Rate Loans" for 2004 and 2005 were prime investment property mortgage loans. From and after 2006, consistent with a change in its underwriting guidelines, Wells Fargo Bank changed the asset type classification of prime investment property mortgage loans from Alt-A Adjustable-Rate Loans to prime adjustable rate loans, and such loans are now reported under that asset type.)

WELLS FARGO BANK’s Mortgage Loan Programs

Mortgage Loan Production Sources

Wells Fargo Bank originates and acquires mortgage loans through a network of retail, wholesale, and correspondent offices located throughout all 50 states, the District of Columbia and the territories of the United States. Wells Fargo Bank also receives applications for home mortgage loans on toll-free telephone numbers that can be called from anywhere in the United States. Wells Fargo Bank also provides information and accepts applications through the internet.

The following are Wells Fargo Bank’s primary sources of mortgage loan originations: (i) direct contact with prospective borrowers (including borrowers with mortgage loans currently serviced by Wells Fargo Bank or borrowers referred by borrowers with mortgage loans currently serviced by Wells Fargo Bank), (ii) referrals from realtors, other real estate professionals and prospective borrowers, (iii) referrals from selected corporate clients, (iv) referrals from or originations by Wells Fargo Bank’s Private Mortgage Banking division (including referrals from the private banking group of Wells Fargo Bank and other affiliated banks), which specializes in providing services to individuals meeting certain earnings, liquidity or net worth parameters, (v) referrals from or originations by several joint ventures into which Wells Fargo Bank, through its wholly owned subsidiary, Wells Fargo Ventures, LLC, has entered with realtors and banking institutions (the “Joint Ventures”) and (vi) referrals from mortgage brokers and similar entities. In addition to its own mortgage loan originations, Wells Fargo Bank acquires qualifying mortgage loans from other unaffiliated originators (“Correspondents”). See “—Acquisition of Mortgage Loans from Correspondents” below. The relative contribution of each of these sources to Wells Fargo Bank’s origination business, measured by the volume of loans generated, tends to fluctuate over time.

Wells Fargo Ventures, LLC owns at least a 50% interest in each of the Joint Ventures, with the remaining ownership interest in each being owned by a realtor or a banking institution having significant contact with potential borrowers. Mortgage loans that are originated by Joint Ventures in which Wells Fargo Bank’s partners are realtors are generally made to finance the acquisition of properties marketed by such Joint Venture partners. Applications for mortgage loans originated through Joint Ventures are generally taken by Joint Venture employees and underwritten by Wells Fargo Bank in accordance with its standard underwriting criteria. Such mortgage loans are then closed by the Joint Ventures in their own names and subsequently purchased by Wells Fargo Bank or affiliates of Wells Fargo Bank.

Wells Fargo Bank may directly contact prospective borrowers (including borrowers with mortgage loans currently serviced by Wells Fargo Bank) through general solicitations. Such solicitations are made through mass mailings and television, radio and print advertisements.

A majority of Wells Fargo Bank’s corporate clients are companies that sponsor relocation programs for their employees and in connection with which Wells Fargo Bank provides mortgage financing. Eligibility for a relocation loan is based, in general, on an employer’s providing financial assistance to the relocating employee in connection with a job-required move. Although subsidy loans are typically generated through such corporate-sponsored programs, the assistance extended by the employer need not necessarily take the form of a loan subsidy. Not all relocation loans are generated by Wells Fargo Bank through referrals from its corporate clients; some relocation loans are generated as a result of referrals from mortgage brokers and similar entities and others are generated through Wells Fargo Bank’s acquisition of mortgage loans from other originators. Also among Wells Fargo Bank’s corporate clients are various professional associations. These associations, as well as the other corporate clients, promote the availability of a broad range of Wells Fargo Bank mortgage products to their members or employees, including refinance loans, second-home loans and investment-property loans.

Acquisition of Mortgage Loans from Correspondents

In order to qualify for participation in Wells Fargo Bank’s mortgage loan purchase programs, lending institutions must (i) meet and maintain certain net worth and other financial standards, (ii) demonstrate experience in originating residential mortgage loans, (iii) meet and maintain certain operational standards, (iv) evaluate each loan offered to Wells Fargo Bank for consistency with Wells Fargo Bank’s underwriting guidelines and represent that each loan was underwritten in accordance with Wells Fargo Bank standards and (v) utilize the services of qualified appraisers.

The contractual arrangements with Correspondents may involve the commitment by Wells Fargo Bank to accept delivery of a certain dollar amount of mortgage loans over a period of time. This commitment may be satisfied either by delivery of mortgage loans one at a time or in multiples as aggregated by the Correspondent. The contractual arrangements with Correspondents may also involve the delegation of all underwriting functions to such Correspondents (“Delegated Underwriting”), which will result in Wells Fargo Bank not performing any underwriting functions prior to acquisition of the loan but instead relying on such Correspondents’ representations and, in the case of bulk purchase acquisitions from such Correspondents, Wells Fargo Bank’s post-purchase reviews of samplings of mortgage loans acquired from such Correspondents regarding the Correspondents’ compliance with Wells Fargo Bank’s underwriting standards. In all instances, however, acceptance by Wells Fargo Bank is contingent upon the loans being found to satisfy Wells Fargo Bank’s program standards. Wells Fargo Bank may also acquire mortgage loans in negotiated transactions under which the mortgage loans may have been originated by the seller or another third party according to underwriting standards that may have varied materially from Wells Fargo Bank’s general or modified underwriting standards.

Mortgage Loan Underwriting

The Mortgage Loans have been underwritten in accordance with one or more of the following: (i) Wells Fargo Bank’s “general” underwriting standards, (ii) Wells Fargo Bank’s modified underwriting standards that have been applied in the underwriting of mortgage loans under Wells Fargo Bank’s “alternative” mortgage loan underwriting program, and (iii) the underwriting standards of participants in Wells Fargo Bank’s non-agency conduit program.

General Standards

Wells Fargo Bank’s underwriting standards are applied by or on behalf of Wells Fargo Bank to evaluate the applicant’s credit standing and ability to repay the loan, as well as the value and adequacy of the mortgaged property as collateral. The underwriting standards that guide the determination represent a balancing of several factors that may affect the ultimate recovery of the loan amount, including, among others, the amount of the loan, the ratio of the loan amount to the property value (i.e., the lower of the appraised value of the mortgaged property and the purchase price), the borrower’s means of support and the borrower’s credit history. Wells Fargo Bank’s guidelines for underwriting may vary according to the nature of the borrower or the type of loan, since differing characteristics may be perceived as presenting different levels of risk. With respect to certain Mortgage Loans, the originators of such loans may have contracted with unaffiliated third parties to perform the underwriting process.

Wells Fargo Bank supplements the mortgage loan underwriting process with either its own proprietary scoring system or scoring systems developed by third parties such as Freddie Mac’s Loan Prospector, Fannie Mae’s Desktop Underwriter or scoring systems developed by private mortgage insurance companies. These scoring systems assist Wells Fargo Bank in the mortgage loan approval process by providing consistent, objective measures of borrower credit and certain loan attributes. Such objective measures are then used to evaluate loan applications and assign each application a “Mortgage Score.”

The portion of the Mortgage Score related to borrower credit history is generally based on computer models developed by a third party. These models evaluate information available from three major credit reporting bureaus regarding historical patterns of consumer credit behavior in relation to default experience for similar types of borrower profiles. A particular borrower’s credit patterns are then considered in order to derive a “FICO Score” which indicates a level of default probability over a two-year period.

The Mortgage Score is used to determine the type of underwriting process and which level of underwriter will review the loan file. For transactions which are determined to be low-risk transactions, based upon the Mortgage Score and other parameters (including the mortgage loan production source), the lowest underwriting authority is generally required. For moderate and higher risk transactions, higher level underwriters and a full review of the mortgage file are generally required. Borrowers who have a satisfactory Mortgage Score (based upon the mortgage loan production source) are generally subject to streamlined credit review (which relies on the scoring process for various elements of the underwriting assessments). Such borrowers may also be eligible for a reduced documentation program and are generally permitted a greater latitude in the application of borrower debt-to-income ratios.

With respect to all mortgage loans underwritten by Wells Fargo Bank, Wells Fargo Bank’s underwriting of a mortgage loan may be based on data obtained by parties other than Wells Fargo Bank that are involved at various stages in the mortgage origination or acquisition process. This typically occurs under circumstances in which loans are subject to an alternative approval process, as when Correspondents, certain mortgage brokers or similar entities that have been approved by Wells Fargo Bank to process loans on its behalf, or independent contractors hired by Wells Fargo Bank to perform underwriting services on its behalf (“contract underwriters”) make initial determinations as to the consistency of loans with Wells Fargo Bank underwriting guidelines. Wells Fargo Bank may also permit these third parties to utilize scoring systems in connection with their underwriting process. The underwriting of mortgage loans acquired by Wells Fargo Bank pursuant to a Delegated Underwriting arrangement with a Correspondent is not reviewed prior to acquisition of the mortgage loan by Wells Fargo Bank although the mortgage loan file is reviewed by Wells Fargo Bank to confirm that certain documents are included in the file. In addition, in order to be eligible to sell mortgage loans to Wells Fargo Bank pursuant to a Delegated Underwriting arrangement, the originator must meet certain requirements including, among other things, certain quality, operational and financial guidelines. See “—Acquisition of Mortgage Loans from Correspondents” above.

A prospective borrower applying for a mortgage loan is required to complete a detailed application. The loan application elicits pertinent information about the applicant, with particular emphasis on the applicant’s financial health (assets, liabilities, income and expenses), the property being financed and the type of loan desired. A self-employed applicant may be required to submit his or her most recent signed federal income tax returns. With respect to every applicant, credit reports are obtained from commercial reporting services, summarizing the applicant’s credit history with merchants and lenders. Generally, significant unfavorable credit information reported by the applicant or a credit reporting agency must be explained by the applicant. The credit review process generally is streamlined for borrowers with a qualifying Mortgage Score.

Verifications of employment, income, assets or mortgages may be used to supplement the loan application and the credit report in reaching a determination as to the applicant’s ability to meet his or her monthly obligations on the proposed mortgage loan, as well as his or her other mortgage payments (if any), living expenses and financial obligations. A mortgage verification involves obtaining information regarding the borrower’s payment history with respect to any existing mortgage the applicant may have. This verification is accomplished by either having the present lender complete a verification of mortgage form, evaluating the information on the credit report concerning the applicant’s payment history for the existing mortgage, communicating, either verbally or in writing, with the applicant’s present lender or analyzing cancelled checks provided by the applicant. Verifications of income, assets or mortgages may be waived under certain programs offered by Wells Fargo Bank, but Wells Fargo Bank’s underwriting guidelines require, in most instances, a verbal or written verification of employment to be obtained. In some cases, employment histories may be obtained through one of various employment verification sources, including the borrower’s employer, employer-sponsored web sites, or third-party services specializing in employment verifications. In addition, the loan applicant may be eligible for a loan approval process permitting reduced documentation. The above referenced reduced documentation options and waivers limit the amount of documentation required for an underwriting decision and have the effect of increasing the relative importance of the credit report and the appraisal. Documentation requirements vary based upon a number of factors, including the purpose of the loan, the amount of the loan, the ratio of the loan amount to the property value and the mortgage loan production source. Wells Fargo Bank accepts alternative methods of verification, in those instances where verifications are part of the underwriting decision; for example, salaried income may be substantiated either by means of a form independently prepared and signed by the applicant’s employer or by means of the applicant’s most recent paystub and/or W-2. Loans underwritten using alternative verification methods are considered by Wells Fargo Bank to have been underwritten with “full documentation.” In cases where two or more persons have jointly applied for a mortgage loan, the gross incomes and expenses of all of the applicants, including nonoccupant co-mortgagors, are combined and considered as a unit.

In general, borrowers applying for loans must demonstrate that the ratio of their total monthly debt to their monthly gross income does not exceed a certain maximum level. Such maximum level varies depending on a number of factors including Loan-to-Value Ratio, a borrower’s credit history, a borrower’s liquid net worth, the potential of a borrower for continued employment advancement or income growth, the ability of the borrower to accumulate assets or to devote a greater portion of income to basic needs such as housing expense, a borrower’s Mortgage Score and the type of loan for which the borrower is applying. These calculations are based on the amortization schedule and the interest rate of the related loan, with the ratio being computed on the basis of the proposed monthly mortgage payment. In the case of adjustable-rate mortgage loans, the interest rate used to determine a mortgagor’s total debt for purposes of such ratio may, in certain cases, be the initial mortgage interest rate or another interest rate, which, in either case, is lower than the sum of the index rate that would have been applicable at origination plus the applicable margin. In evaluating applications for subsidy loans and buy-down Loans, the ratio is determined by including in the applicant’s total monthly debt the proposed monthly mortgage payment reduced by the amount expected to be applied on a monthly basis under the related subsidy agreement or buy-down agreement or, in certain cases, the mortgage payment that would result from an interest rate lower than the mortgage interest rate but higher than the effective rate to the mortgagor as a result of the subsidy agreement or the buy-down agreement. In the case of the mortgage loans of certain applicants referred by Wells Fargo Bank’s Private Mortgage Banking division, qualifying income may be based on an “asset dissipation” approach under which future income is projected from the assumed liquidation of a portion of the applicant’s specified assets. In evaluating an application with respect to a “non-owner-occupied” property, which Wells Fargo Bank defines as a property leased to a third party by its owner (as distinct from a “second home,” which Wells Fargo Bank defines as an owner-occupied, non-rental property that is not the owner’s principal residence), Wells Fargo Bank will include projected rental income net of certain mortgagor obligations and other assumed expenses or loss from such property to be included in the applicant’s monthly gross income or total monthly debt in calculating the foregoing ratio. A mortgage loan secured by a two-to-four-family Mortgaged Property is considered to be an owner-occupied property if the borrower occupies one of the units; rental income on the other units is generally taken into account in evaluating the borrower’s ability to repay the mortgage loan. Wells Fargo Bank permits debt-to-income ratios to exceed guidelines when the applicant has documented compensating factors for exceeding ratio guidelines such as documented excess funds in reserves after closing, a history of making a similar sized monthly debt payment on a timely basis, substantial residual income after monthly obligations are met, evidence that ratios will be reduced shortly after closing when a financed property under contract for sale is sold, or additional income has been verified for one or more applicants that is ineligible for consideration as qualifying income.

Secondary financing may be provided by Wells Fargo Bank, any of its affiliates or other lenders simultaneously with the origination of the first lien mortgage loan. Wells Fargo Bank or one of its affiliates may provide such secondary financing in the form of a flexible home equity line of credit, the available balance under which may increase on a quarterly basis by one dollar for each dollar applied in payment of the principal balance of the first lien mortgage loan during the preceding quarter (any such loan, a “Home Asset ManagementSM Account Loan”). In addition, the available balance of such line of credit may be eligible for increase on an annual basis by one dollar for each dollar, if any, by which the value of the related Mortgaged Property has increased over the prior year, as determined pursuant to a statistically derived home price index. The payment obligations under both primary and secondary financing are included in the computation of the debt-to-income ratio, and the combined amount of primary and secondary loans will be used to calculate the combined loan-to-value ratio. Wells Fargo Bank does not restrict a borrower from obtaining secondary financing after origination of the first lien mortgage loan.

Mortgage Loans will not generally have had at origination a Loan-to-Value Ratio in excess of 95%. The “Loan-to-Value Ratio” is the ratio, expressed as a percentage, of the principal amount of the Mortgage Loan at origination to the lesser of (i) the appraised value of the related Mortgaged Property, as established by an appraisal obtained by the originator generally no more than four months prior to origination (or, with respect to newly constructed properties, no more than twelve months prior to origination), or (ii) the sale price for such property. In some instances, the Loan-to-Value Ratio may be based on an appraisal that was obtained by the originator more than four months prior to origination, provided that (i) an appraisal update is obtained and (ii) the original appraisal was obtained no more than 180 days prior to origination. For the purpose of calculating the Loan-to-Value Ratio of any Mortgage Loan that is the result of the refinancing (including a refinancing for “equity take out” purposes) of an existing mortgage loan, the appraised value of the related Mortgaged Property is generally determined by reference to an appraisal obtained in connection with the origination of the replacement loan. In connection with certain of its mortgage originations, Wells Fargo Bank currently obtains appraisals through Valuation Information Technology, LLC (doing business as RELS Valuation) (“RELS”), an entity jointly owned by an affiliate of Wells Fargo Bank and an unaffiliated third party.

The appraisal of any Mortgaged Property reflects the individual appraiser’s judgment as to value, based on the market values of comparable homes sold within the recent past in comparable nearby locations and on the estimated replacement cost. The appraisal relates both to the land and to the structure; in fact, a significant portion of the appraised value of a Mortgaged Property may be attributable to the value of the land rather than to the residence. Because of the unique locations and special features of certain Mortgaged Properties, identifying comparable properties in nearby locations may be difficult. The appraised values of such Mortgaged Properties will be based to a greater extent on adjustments made by the appraisers to the appraised values of reasonably similar properties rather than on objectively verifiable sales data.

Wells Fargo Bank originates mortgage loans with Loan-to-Value Ratios in excess of 80% either with or without the requirement to obtain primary mortgage insurance. In cases for which such primary mortgage insurance is obtained, the excess over 75% (or such other lower percentage as Wells Fargo Bank may require at origination) will be covered by primary mortgage insurance (subject to certain standard policy exclusions for default arising from, among other things, fraud or negligence in the origination or servicing of a Mortgage Loan, including misrepresentation by the mortgagor or other persons involved in the origination thereof) from an approved primary mortgage insurance company until the unpaid principal balance of the Mortgage Loan is reduced to an amount that will result in a Loan-to-Value Ratio less than or equal to 80%. In cases for which such primary mortgage insurance is not obtained, loans having Loan-to-Value Ratios exceeding 80% are required to be secured by primary residences or second homes (excluding cooperatives). Generally, each loan originated without primary mortgage insurance will have been made at an interest rate that was higher than the rate would have been had the Loan-to-Value Ratios been 80% or less or had primary mortgage insurance been obtained.

Except as described below, Mortgage Loans will generally be covered by an appropriate standard form American Land Title Association title insurance policy, or a substantially similar policy or form of insurance acceptable to Fannie Mae or Freddie Mac.

Modified Standards

In comparison to Wells Fargo Bank’s “general” underwriting standards described above, the underwriting standards applicable to mortgage loans under Wells Fargo Bank’s “alternative” mortgage loan underwriting program permit different underwriting criteria, additional types of mortgaged properties or categories of borrowers such as “foreign nationals” without a FICO Score who hold certain types of visas and have acceptable credit references (such Mortgage Loans, “Foreign National Loans”), and include certain other less restrictive parameters. Generally, relative to the “general” underwriting standards, these standards include higher loan amounts, higher maximum Loan-to-Value Ratios, higher maximum “combined” Loan-to-Value Ratios (in each case, relative to Mortgage Loans with otherwise similar characteristics) in cases of simultaneous primary and secondary financings, less restrictive requirements for “equity take out” refinancings, the removal of limitations on the number of permissible mortgage loans that may be extended to one borrower financing a primary residence and the ability to originate mortgage loans with Loan-to-Value Ratios in excess of 80% without the requirement to obtain primary mortgage insurance if such loans are secured by cooperatives or investment properties.

On July 10, 2006, Wells Fargo Bank implemented new expanded financing solutions for underwriting their “alternative” mortgage loans (the “EFA Program”). Under the EFA Program, mortgage loans are divided into two general categories, “Alt-A Prime” and “Alt-A Minus”. Borrower and mortgage loan characteristics will determine whether a mortgage loan falls within the Alt-A Prime or Alt-A Minus category. The differences between these categories are discussed herein. All “alternative” mortgage loan originated by Wells Fargo Bank on and after July 10, 2006, were originated under the EFA Program guidelines. Unless otherwise specified, the descriptions contained herein are applicable to loans originated before and after the implementation of the EFA Program.

For mortgage loans originated under the EFA Program, if the property is a second home or investment property, the borrower is not permitted to finance more than six one-to-four family residences (including the borrower’s primary residence) with Wells Fargo Bank. If the property is a primary residence, there is no limitation on the number of one-to-four-family residences that a borrower may finance with Wells Fargo Bank.

Generally, Wells Fargo Bank requires primary mortgage insurance for all Alt-A Prime mortgage loans. For Alt-A Prime mortgage loans the primary insurance is paid by the borrower and for Alt-A Minus mortgage loans the primary mortgage insurance is paid by Wells Fargo Bank. In cases where primary mortgage insurance is obtained, the percentage of the unpaid principal balances of the mortgage loans as set forth in the following table (the “Coverage Percentage”) will be covered by primary mortgage insurance (subject to certain standard policy exclusions for default arising from, among other things, fraud or negligence in the origination or servicing of a Mortgage Loan, including misrepresentation by the mortgagor or other persons involved in the origination thereof) from an approved primary mortgage insurance company, typically until the unpaid principal balance of the Mortgage Loan is reduced to an amount that will result in a Loan-to-Value Ratio less than or equal to 80%.

The Coverage Percentages generally required by Wells Fargo Bank at various levels of Loan-to-Value Ratios and documentation types are as follows:

Coverage Percentages

Loan-to-Value Ratios	Documentation Types	Category I Mortgage Loans	Category II Mortgage Loans
97.01% to 100.00%	Full documentation	35%	30%
95.01% to 97.00%	Full documentation	30%	25%
90.01% to 95.00%	All documentation levels	30%	25%
85.01% to 90.00%	All documentation levels	25%	12%
80.01% to 85.00%	All documentation levels	12%	6%

“Category I Mortgage Loans” includes Mortgage Loans with terms to maturity in excess of 20 years.

“Category II Mortgage Loans” includes Mortgage Loans with terms to maturity of less than or equal to 20 years.

Under a program available to eligible borrowers who meet certain underwriting criteria and for which program a minimum downpayment of only 3% is required, mortgage loans may be originated with Loan-to-Value Ratios between 95.01% and 97% with the application of less restrictive maximum qualifying ratios of borrower monthly housing debt or total monthly debt obligations to borrower monthly income and reduced minimum requirements for primary mortgage insurance coverage (“3% Solution Loans”).

With respect to mortgaged property types, mortgage loans may be secured by shares in cooperative housing corporations, manufactured homes, investment properties permitted under less stringent guidelines, condotels (features of which may include maid service, a front desk or resident manager, rental pools and up to 20% of commercial space), and the mortgaged properties may represent an unusually high percentage of land vs. structure or have other unique characteristics.

In connection with its “Mortgage Express alternative-A” program (“ ALT-A Minus”), which was in effect prior to July 10, 2006, Wells Fargo Bank established classifications with respect to the credit profile of the applicant, and each loan was placed into one of thirteen credit levels denoted as “F9 through F1,” with certain levels subdivided by Stated Reduced, as described in the table below. Terms of mortgage loans originated by Wells Fargo Bank under the Alt-A Minus program, as well as maximum loan-to-value ratios, vary depending on the credit level classification of the applicant. Loan applicants with less favorable credit profiles generally were restricted to consideration for loans with higher interest rates, lower maximum loan amounts and lower loan-to-value ratios than applicants with more favorable credit profiles. Except for loans originated under the “No Ratio” program, the maximum total debt to gross income ratio for each credit level is generally 50%. Subject to the consideration of certain compensating factors described below, the general criteria used by Wells Fargo Bank’s underwriting staff in classifying loan applicants were as follows:

Credit Level	Existing Mortgage History	Documentation Type	Credit Bureau Score*	Maximum Combine Loan to Value Ratio**
F9	2 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of two 30-day late payments in the last 12 months	No documentation	700 or higher	95% CLTV @ LTV < 95%
F8	2 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of two 30-day late payments in the last 12 months	No documentation	660-699	95% CLTV @ LTV <95%
F7	0 x 30; Mortgage or rent payments no more than 30 days late at application time and no 30-day late payments in the last 12 months	No documentation	620-659	95% CLTV @ LTV <95%
F6	2 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of two 30-day late payments in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	700 or higher	95% CLTV @ LTV <95%
F6 Stated Reduced	1 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of one 30-day late payment in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	700 or higher	95% CLTV @ LTV <80%
F5	2 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of two 30-day late payments in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	660-699	95% CLTV @ LTV <95%
F5 Stated Reduced	1 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of one 30-day late payment in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	660-699	95% CLTV @ LTV <80%
F4	0 x 30; Mortgage or rent payments no more than 30 days late at application time and no 30-day late payments in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	640-659	95% CLTV @ LTV <95%
F4 Stated Reduced	1 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of one 30-day late payment in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	640-659	95% CLTV @ LTV <80%
F3	0 x 30; Mortgage or rent payments no more than 30 days late at application time and no 30-day late payments in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	620-639	95% CLTV @ LTV <95%
F3 Stated Reduced	1 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of one 30-day late payment in the last 12 months	Stated with option of verification of assets; maximum debt-to-income ratio of 50%	620-639	95% CLTV @ LTV <80%
F2	2 x 30; Mortgage or rent payments no more than 30 days late at application time and a maximum of two 30-day late payments in the last 12 months	No Ratio with option of verification of assets	600 or higher	95% CLTV @ LTV <95%
F1	0 x 30; Mortgage or rent payments no more than 30 days late at application time and no 30-day late payments in the last 12 months	No Ratio with option of verification of assets	620-659	95% CLTV @ LTV <95%

*	Lower of two, middle of three credit bureau scores used. If only one credit bureau score is obtained, then that score is used.

**
The maximum loan-to-value ratios and combined loan-to-value ratios are subject to downward adjustment based upon a number of factors including without limitation, mortgage loan amount, the mortgage loan program, the purpose of the mortgage loan, the level of documentation, the type of mortgaged property and whether or not the mortgaged property is owner-occupied. In addition, the combined loan-to-value ratio only reflects simultaneous secondary financing provided by Wells Fargo Bank or of which Wells Fargo Bank is aware at the time of funding of the related mortgage loan. Wells Fargo Bank does not restrict a borrower from obtaining secondary financing after the origination of a mortgage loan. 100% CLTV allowed when verification of assets option chosen, with loan amounts less than or equal to $500,000 and LTV less than or equal to 80%.

For the purpose of assigning (a) the credit levels designated as Stated Reduced in the table above, consecutive monthly payments having the same delinquency characterization (e.g., 30-day late or 60-day late) were counted as a single late payment of such delinquency characterization and (b) the credit levels, other than those designated as Stated Reduced in the table above, consecutive monthly payments having the same delinquency characterization (e.g., 30-day late or 60-day late) are each counted as an additional occurrence of such delinquency characterization. Wells Fargo Bank used the foregoing categories and characteristics as guidelines only. On a case-by case basis, Wells Fargo Bank may have made the determination that the prospective borrower warrants loan parameters beyond those shown above based upon the presence of acceptable compensating factors. Examples of compensating factors include, but are not limited to, loan-to-value ratio, debt-to-income ratio, long-term stability of employment and/or residence, statistical credit scores, verified cash reserves or reduction in overall monthly expenses.

The Mortgage Loans originated or acquired by Wells Fargo Bank under the Alt-A Minus program had loan terms of 15, 20 or 30 years and fully amortize over such terms. The principal amounts of the Mortgage Loans originated or acquired by Wells Fargo Bank under the Alt-A Minus program generally range from a minimum of $10,000 to a maximum of $1,000,000. Wells Fargo Bank generally did not originate or acquire any Mortgage Loans under the Alt-A Minus program for which the Loan-to-Value Ratio at origination exceeds 100% or for which the combined loan-to-value ratio at origination exceeds 100% in the event of concurrent secondary financing. The Mortgage Loans originated or acquired by Wells Fargo Bank under the Alt-A Minus program are generally secured by single-family detached residences, condominium units or two-to-four-family residences, and such properties may or may not be occupied by the owner. It is Wells Fargo Bank’s policy not to accept commercial properties or unimproved land as collateral for Mortgage Loans originated under the Alt-A Minus program. Wells Fargo Bank may have, however, accepted mixed-use properties such as a property where more than 80% is used for residential purposes and the balance is used for commercial purposes.

The Alt-A Minus program includes No Ratio Loans, No Documentation Loans, Stated Loans and Stated Reduced Loans.

Under the EFA Program, Wells Fargo Bank revised its underwriting program to include expanded credit score requirements and loan-to-value ratios and combined loan-to-value ratios, higher loan amounts and more documentation types and property types. The Mortgage Loans originated or acquired by Wells Fargo Bank under the EFA Program include the following: Fixed Rate Loans with terms of 15, 20 or 30 years which fully amortize over such terms; 30- and 40-year Balloon Loans; and various types of Adjustable Rate Loans. The principal amounts of the Mortgage Loans originated or acquired by Wells Fargo Bank under the EFA Program generally range from a minimum of $300,000 to a maximum of $6,000,000 for Alt-A Prime and from a minimum of $400,000 to a maximum of $4,000,000 for Alt-A Minus.

To be eligible for Alt-A Prime, a borrower must have (i) a minimum FICO Score of 680 and (ii) a mortgage or rent history with (a) no mortgage or rent payments 30 days late at application time, (b) no mortgage or rent payments 60 days late in the last twelve months, (c) no more than two 30-day late mortgage or rent payments in the last twelve months and (d) no rolling late payments. To be eligible for Alt-A Minus, a borrower must have (i) a minimum FICO Score of 620 and (ii) a mortgage or rent history with (a) no mortgage or rent payments 30 days late at application time, (b) no mortgage or rent payments 60-days late in the last twelve months, (c) no more than two 30-day late mortgage or rent payments in the last twelve months and (d) no more than six rolling late payments for delinquencies no longer than 30 days. Wells Fargo Bank generally does not originate or acquire any Mortgage Loans under the EFA Program for which the Loan-to-Value Ratio at origination exceeds 100% or for which the combined loan-to-value ratio at origination exceeds 100% in the event of concurrent secondary financing. The Mortgage Loans originated or acquired by Wells Fargo Bank under the EFA Program are generally secured by single-family detached residences, planned unit developments, condotels, condominium units, unwarrantable condominium units or two-to-four-family residences, and such properties may or may not be occupied by the owner. It is Wells Fargo Bank’s policy not to accept commercial properties or unimproved land as collateral for Mortgage Loans originated under the EFA Program. Wells Fargo Bank, will, however, accept mixed-use properties such as a property where more than 80% is used for residential purposes and the balance is used for commercial purposes.

The EFA program includes No Ratio Loans with a borrower’s option to have assets verified, Stated Loans with a borrower’s option to have assets verified, Full Documentation Loans and No Documentation Loans.

The following table sets forth the different documentation types, occupancy types, maximum loan amounts and maximum loan-to-value ratios and combined loan-to-value ratios for the Alt-A Prime and Alt-A Minus mortgage loans originated under the EFA Program:

Credit Level	Documentation Type	Occupancy Type	Maximum Loan Amount	Maximum Loan to Value Ratio**	Maximum Combined Loan to Value Ratio**
Alt-A Prime	Full Documentation	Owner occupied	$6,000,000	100%	100%
Alt-A Prime	Full Documentation	Second home	$6,000,000*	95%	100%
Alt-A Prime	Full Documentation	Non-owner occupied	$4,000,000	90%	100%
Alt-A Prime	Stated with option of verification of assets	Owner occupied	$6,000,000	95%	100%
Alt-A Prime	Stated with option of verification of assets	Second home	$6,000,000*	90%	90%
Alt-A Prime	Stated with option of verification of assets	Non-owner occupied	$4,000,000	90%	90%
Alt-A Prime	No Ratio with option of verification of assets	Owner occupied	$4,000,000	95%	100%
Alt-A Prime	No Ratio with option of verification of assets	Second home	$4,000,000*	90%	90%
Alt-A Prime	No Ratio with option of verification of assets	Non-owner occupied	$3,000,000	90%	90%
Alt-A Prime	No Documentation	Owner occupied	$3,000,000	95%	95%
Alt-A Prime	No Documentation	Second home	$3,000,000	80%	80%
Alt-A Prime	No Documentation	Non-owner occupied	$1,000,000	75%	75%
Alt-A Minus	Full Documentation	Owner occupied	$4,000,000	100%	100%
Alt-A Minus	Full Documentation	Second home	$4,000,000	95%	100%
Alt-A Minus	Full Documentation	Non-owner occupied	$3,000,000	90%	100%
Alt-A Minus	Stated with option of verification of assets	Owner occupied	$4,000,000	95%	100%
Alt-A Minus	Stated with option of verification of assets	Second home	$2,000,000	90%	90%
Alt-A Minus	Stated with option of verification of assets	Non-owner occupied	$2,000,000	90%	90%
Alt-A Minus	No ratio with option of verification of assets	Owner occupied	$4,000,000	95%	100%
Alt-A Minus	No ratio with option of verification of assets	Second home	$2,000,000*	90%	90%
Alt-A Minus	No ratio with option of verification of assets	Non-owner occupied	$1,000,000	90%	90%
Alt-A Minus	No Documentation	Owner occupied	$2,000,000	95%	95%
Alt-A Minus	No Documentation	Second home	$2,000,000*	75%	75%
Alt-A Minus	No Documentation	Non-owner occupied	$750,000	75%	75%

*	The maximum loan amounts are subject to downward adjustment based upon certain factors including property type and purpose of the mortgage loan.

**
The maximum loan-to-value ratios and combined loan-to-value ratios are subject to downward adjustment based upon a number of factors including without limitation, mortgage loan amount, the mortgage loan program, the purpose of the mortgage loan and the type of mortgaged property. In addition, the combined loan-to-value ratio only reflects simultaneous secondary financing provided by Wells Fargo Bank or of which Wells Fargo Bank is aware at the time of funding of the related First Lien Home Mortgage Loan. Wells Fargo Bank does not restrict a borrower from obtaining secondary financing after the origination of the First Lien Home Mortgage Loan.

Borrowers who satisfy certain guidelines regarding credit history may have been approved under a “No Ratio” program (such Mortgage Loans, “No Ratio Loans”) or under a “No Documentation” program (such Mortgage Loans, “No Documentation Loans”). In the case of No Ratio Loans, the borrowers would not have been required to provide any information in their loan application regarding their income nor would there have been the calculation of any ratios, as part of the loan underwriting decision, of the borrower’s expected monthly housing debt or total monthly debt obligations to the borrower’s monthly income. In connection with such No Ratio program, the borrower has the option to have assets verified and certain minimum “cash reserves” are required. In the case of No Documentation Loans, borrowers may not have been required to provide any information in their loan application regarding their employment and in that instance employment would not have been verified. Also, in the case of No Documentation Loans, borrowers would not have been required to provide any information in their loan application regarding their income or assets.

In the case of the “Stated” program (such Mortgage Loans, “Stated Loans”), the borrower’s income would not have been verified and the borrower has the option to have assets verified and certain minimum “cash reserves” are required. Under the Stated program the borrower’s employment, income sources and assets must be stated on the signed loan application. The borrower’s income as stated must be reasonable for the borrower’s occupation as determined at the discretion of the loan underwriter. Similarly, the borrower’s assets as stated must be reasonable for the borrower’s income as determined at the discretion of the loan underwriter.

In certain circumstances borrowers who do not qualify for other reduced documentation programs may qualify for the “Stated Reduced” program (such Mortgage Loans, “Stated Reduced Loans”). Maximum Loan-to-Value Ratios are lower under the Stated Reduced program than for other reduced documentation programs. In the case of Stated Reduced Loans, the borrower’s income would not have been verified, the borrower’s assets may have been verified and certain minimum “cash reserves” required. Under the Stated Reduced program the borrower’s employment, income sources and assets must be stated on the signed loan application. The borrower’s income as stated must be reasonable for the borrower’s occupation as determined in the discretion of the loan underwriter. Similarly, the borrower’s assets as stated must be reasonable for the borrower’s occupation as determined in the discretion of the loan underwriter. The Stated Reduced program is not available for any mortgage loans originated under the guidelines of the EFA Program.

In the case of the “Full Documentation” program (such Mortgage Loans, “Full Documentation Loans”), all sections of the mortgage loan application must be complete with borrower’s employment, income and assets. A minimum of two years of continuous employment or source of income must be disclosed for each borrower. Generally, self-employed borrowers should have at least a two-year history in the same business in the same market area and must provide previous year’s W-2 and current pay stub with year-to-date earnings or, if unavailable, must provide previous year’s tax return. For loans originated under the Full Documentation program, a verbal verification of employment is required and assets must be disclosed, documented and verified. In addition, Full Documentation Loans are subject to a maximum debt-to-income ratio of 55%.

Wells Fargo Bank’s underwriting of every Mortgage Loan submitted (as to which underwriting authority has not been delegated) consists of a credit review. In addition, Wells Fargo Bank’s underwriting of every Mortgage Loan submitted consists of a separate appraisal conducted by (i) a third-party appraiser, (ii) an appraiser approved by RELS, or (iii) RELS itself. Appraisals generally conform to current Fannie Mae and Freddie Mac secondary market requirements for residential property appraisals. All appraisals are subject to an internal appraisal review by the loan underwriter irrespective of the loan-to-value ratio, the amount of the Mortgage Loan or the identity of the appraiser. Certain loans require a third-party review in the form of either a desk review or field review. At the discretion of Wells Fargo Bank, each Mortgage Loan is subject to further review in the form of a desk review, field review or additional full appraisal.

Underwriter Discretion

During the second calendar quarter of 2005, Wells Fargo Bank initiated a program designed to encourage its mortgage loan underwriting staff to prudently, but more aggressively, utilize the underwriting discretion already granted to them under Wells Fargo Bank’s underwriting guidelines and policies. This initiative was viewed by management as necessary and desirable to make prudent loans available to customers where such loans may have been denied in the past because of underwriter hesitancy to maximize the use of their ability to consider compensating factors as permitted by the underwriting guidelines. There can be no assurance that the successful implementation of this initiative will not result in an increase in the incidence of delinquencies and foreclosures, or the severity of losses, among mortgage loans underwritten in accordance with the updated philosophy, as compared to mortgage loans underwritten prior to the commencement of the initiative.

U.S. Central and the Originators
All of the mortgage loans sold to Greenwich Capital Financial Products, Inc., by U.S. Central described in this prospectus (the “Mortgage Loans”) were acquired by U.S. Central from Charlie Mac, U.S. Central’s wholly-owned subsidiary. Charlie Mac purchased the mortgage loans from various credit unions, including Navy Federal Credit Union which originated a substantial number of the Mortgage Loans.

Charlie Mac purchases fixed-rate mortgage loans having original terms to maturity of approximately fifteen years to approximately thirty years and adjustable-rate mortgage loans having original terms to maturity of approximately thirty years. All Mortgage Loans were originated pursuant to Charlie Mac’s underwriting guidelines for either Prime or Alt-A mortgage loans.

Charlie Mac began purchasing jumbo mortgage loans from credit unions in 2002. From and including 2002 and through 2006, Charlie Mac acquired a total of $1.16 billon of residential mortgage loans and sold those loans to U.S. Central.

U.S. Central and Charlie Mac
U.S. Central was chartered on March 25, 1974, under the Kansas Credit Union Act as a corporate credit union to operate for 100 years, on a not-for-profit basis, for the mutual benefit of its members. On October 27, 2005, U.S. Central became a federal credit union. The primary members of U.S. Central currently consist of 28 corporate credit union members (the “Corporate Members”), who in turn serve the financial needs of approximately 8,700 natural person credit unions located throughout the United States and certain of its territories. U.S. Central serves as a financial intermediary for the Corporate Members. In this role, the primary purpose of U.S. Central is to meet the Corporate Members' short-term and long-term liquidity needs by maintaining access to public and private capital markets and providing loans to them to the extent funds are available to U.S. Central. U.S. Central also offers a variety of investment alternatives, and provides payment, settlement, safekeeping, accounting, correspondent, and information services to the Corporate Members.

Unlike most financial institutions, which are corporations with ownership established through the issuance of common stock, ownership of U.S. Central is evidenced by ownership of shares and share certificates purchased by its members in exchange for funds invested in U.S. Central. Regardless of the amount of money invested in shares or share certificates issued by U.S. Central, each member has one vote on all matters on which members are entitled to vote.

U.S. Central’s principal executive offices are located at 9701 Renner Boulevard, Suite 100, Lenexa, Kansas 66219, and its telephone number is (913) 227-6000.

Through its wholly-owned subsidiary, Charlie Mac, LLC (“Charlie Mac”), U.S. Central acquires jumbo mortgage loans originated by credit unions. Charlie Mac was created in 1998 to provide credit unions increased secondary market outlet options while helping them retain member relationships.

UNDERWRITING STANDARDS

The information set forth in this section contains a brief description of the underwriting guidelines used for the mortgage loans. The following information has been provided by U.S. Central and none of the seller, the depositor, the master servicer, the trustee, the securities administrator or the underwriter makes any representations or warranties as to the accuracy or completeness of that information.

Mortgage loan underwriting assesses a prospective borrower's ability to repay, and the adequacy of the property as collateral for, a requested loan. The lender's real estate lending process for one- to four-family residential mortgage loans follows a standard procedure, established to comply with federal and state laws and regulations.

Initially, a prospective borrower must fill out an application that gives information about the prospective borrower, the property to be financed and the type of loan desired. The lender may offer a loan program that provides for varying levels of documentation. For the "Full/Alternative" documentation loan program, a prospective borrower is required to complete a detailed application providing pertinent credit information. The application contains a description of the borrower's assets and liabilities and a statement of income and expenses, as well as an authorization to apply for a credit report that summarizes the borrower's credit history with merchants and lenders and any record of bankruptcy or foreclosure. In addition, employment verification is obtained that reports the borrower's current salary and may contain the length of employment and an indication as to whether it is expected that the borrower will continue such employment in the future. If a prospective borrower is self-employed or if income is received from dividends and interest, rental properties or other income that can be verified from tax returns, the borrower may also be required to submit copies of signed tax returns. In addition, the borrower may be required to authorize verification of deposits at financial institutions where the borrower has accounts.

In determining whether a prospective borrower has sufficient monthly income available (i) to meet the borrower's monthly obligation on their proposed mortgage loan and (ii) to meet the monthly housing expenses and other financial obligation on the proposed mortgage loan, the lender generally considers, when required by the applicable documentation program, the ratio of such amounts to the proposed borrower's acceptable stable monthly gross income. Such ratios vary depending on a number of underwriting criteria, including loan-to-value ratios, and are determined on a loan-by-loan basis.

The lender also examines a prospective borrower's credit report. Generally, each credit report provides a credit score for the borrower. Credit scores generally range from 350 to 850 and are available from three major credit bureaus: Experian (formerly TRW Information Systems and Services), Equifax and Trans Union. If two credit scores are obtained, the lender applies the lower score of the primary wage earner. If three credit scores are obtained, the lender applies the middle score of the primary wage earner. Credit scores are empirically derived from historical credit bureau data and represent a numerical weighing of a borrower's credit characteristics over a two-year period. A credit score is generated through the statistical analysis of a number of credit-related characteristics or variables. Common characteristics include number of credit lines (trade lines), payment history, past delinquencies, severity of delinquencies, current levels of indebtedness, types of credit and length of credit history. Attributes are the specific values of each characteristic. A scorecard (the model) is created with weights or points assigned to each attribute. An individual loan applicant's credit score is derived by summing together the attribute weights for that applicant.

In determining the adequacy of the mortgaged property as collateral, an appraisal is required for each property considered for financing. Such appraisals, however, will not establish that the mortgage properties provide assurance of repayment of the mortgage loans. The appraiser is required to verify that the property is in good condition and that construction, if new, has been completed. The appraisal is based on various factors, including the market value of comparable homes and the cost of replacing the improvements. To the extent that the appraised value of a mortgaged property declines over time, the actual loan-to-value ratio with respect to such mortgage loan will be higher than the loan-to-value ration derived at the time of origination of such mortgage loan. All appraisals are required to conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standard Board of the Appraisal Foundation. Each appraisal must meet the requirements of Fannie Mae and Freddie Mac.

Except for certain circumstances, for each mortgage loan with a loan-to-value ratio at origination exceeding 80%, a primary mortgage insurance policy insuring a portion of the balance of the mortgage loan at least equal to the product of the original principal balance of the mortgage loan and a fraction, the numerator of which is the excess of the original principal balance of such mortgage loan over 75% of the lesser of the appraised value and the selling price of the related mortgaged property and the denominator of which is the original principal balance of the related mortgage loan plus accrued interest thereon and related foreclosure expenses is generally required. No such primary mortgage insurance policy will be required with respect to any such mortgage loan after the date on which the related loan-to-value ratio decreases to 80% or less or, based upon a new appraisal, the principal balance of such mortgage loan represents 80% or less of the new appraised value. All of the insurers that have issued primary mortgage insurance policies with respect to the Mortgage Loans meet Fannie Mae's or Freddie Mac's standard or are acceptable to the Rating Agencies.

The lender may also originate loans with levels of documentation that differ from the "Full/Alternative" program. Under a "Stated Income" program more emphasis is placed on the value and adequacy of the mortgaged property as collateral, credit history and other assets of the borrower than on a verified income of the borrower. Although the income is not verified, the lender obtains a telephonic verification of the borrower's employment without reference to income. The borrower's assets are verified. Under a "No Ratio" documentation program the borrower's income is not stated and no ratios are calculated. Although the income is not stated nor verified, the lender obtains a telephonic verification of the borrower's employment without reference to income. The borrowers' assets are verified. Under a "No Income/No Asset" documentation program, the borrower's income and assets are stated but not verified. The underwriting of such mortgage loans may be based entirely on the adequacy of the mortgaged property as collateral and on the credit history of the borrower.

THE SERVICERS

Wells Fargo Bank, N.A. (“Wells Fargo Bank”) is an indirect, wholly-owned subsidiary of Wells Fargo & Company. Wells Fargo Bank is a national banking association and is engaged in a wide range of activities typical of a national bank. Wells Fargo Bank, including its predecessors, has many years of experience in servicing residential mortgage loans, commercial mortgage loans, auto loans, home equity loans, credit card receivables and student loans. Wells Fargo Bank, including its predecessors, has been servicing residential mortgage loans since 1974. These servicing activities, which include collections, loss mitigation, default reporting, bankruptcy, foreclosure and REO Property management, are handled at various Wells Fargo Bank locations including Frederick, Maryland, Fort Mill, South Carolina and other mortgage loan servicing centers. As of the date hereof, Wells Fargo Bank has not failed to make any required advance with respect to any issuance of residential mortgage backed securities.

Wells Fargo Bank’s servicing portfolio of residential mortgage loans (which includes Alt-A Prime Fixed Rate Loans, Alt-A Prime Adjustable Rate Loan, Alt-A Minus Fixed Rate Loans and Alt-A Minus Adjustable Rate Loans as well as other types of residential mortgage loans serviced by Wells Fargo Bank) has grown from approximately $450 billion as of the end of 2000 to approximately $1.37 trillion as of the end of 2006.

Wells Fargo Bank currently services Alt-A Prime Mortgage Loans in the same manner as it services mortgage loans originated pursuant to its “prime” underwriting guidelines. The table below sets forth for each of the dates indicated the number and aggregate unpaid principal balance of first lien, non-subprime, residential mortgage loans serviced by Wells Fargo Bank (other than any mortgage loans serviced for Fannie Mae or Freddie Mac and certain mortgage loans serviced for the Federal Home Loan Banks, mortgage loans insured or guaranteed by the Government National Mortgage Association, Federal Housing Administration or Department of Veterans Affairs or mortgage loans with respect to which Wells Fargo Bank has acquired the servicing rights, acts as subservicer, or acts as special servicer):

As of December 31, 2004(1)		As of December 31, 2005 (1)		As of December 31, 2006(2)
No. of Loans	Aggregate Unpaid Principal Balance of Loans	No. of Loans	Aggregate Unpaid Principal Balance of Loans	No. of Loans	Aggregate Unpaid Principal Balance of Loans

498,174	$166,028,382,041	634,103	$229,014,862,911	646,723	$258,646,782,192

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(1) Includes mortgage loans originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A minus” mortgage loans.
(2) Excludes mortgage loans originated pursuant to Wells Fargo Bank’s underwriting guidelines for “Alt-A minus” mortgage loans.

Wells Fargo Bank currently services Alt-A Minus Mortgage Loans in the same manner as it services first lien mortgage loans originated pursuant to its “subprime” underwriting guidelines (such mortgage loans, “Subprime First Lien Loans”) and second lien mortgage loans originated pursuant to its “subprime” underwriting guidelines (such mortgage loans, “Subprime Second Lien Loans”). The table below sets forth for each of the dates indicated the number and aggregate unpaid principal balance of Subprime First Lien Loans, Subprime Second Lien Loans and Alt-A Minus Loans serviced by Wells Fargo Bank (other than any mortgage loans serviced for Fannie Mae or Freddie Mac and certain mortgage loans serviced for the Federal Home Loan Banks, mortgage loans insured or guaranteed by the Government National Mortgage Association, Federal Housing Administration or Department of Veterans Affairs or mortgage loans with respect to which Wells Fargo Bank has acquired the servicing rights, acts as subservicer, or acts as special servicer):

	As of December 31, 2004		As of December 31, 2005		As of December 31, 2006

Asset Type	No. of Loans	Aggregate Original Principal Balance of Loans	No. of Loans	Aggregate Original Principal Balance of Loans	No. of Loans	Aggregate Original Principal Balance of Loans

Subprime First Lien Loans	134,893	$19,592,490,280	173,411	$26,214,367,714	190,395	$29,252,542,517

Subprime Second Lien Loans	*	*	9,116	353,218,934	18,483	711,917,795

Alt-A Minus Loans**	—	—	—	—	62,351	11,088,435,185

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* Wells Fargo Bank did not have a material servicing portfolio of Subprime Second Lien Loans as of the dates  indicated.
** Prior to 2006, Wells Fargo Bank included Alt-A Minus Loans in its servicing portfolio of non-subprime mortgage loans as described in the  preceding table.

Servicing Procedures

Shortly after the funding of a loan, various types of loan information are loaded into Wells Fargo Bank's automated loan servicing system. Wells Fargo Bank then makes reasonable efforts to collect all payments called for under the Mortgage Loan documents and will, consistent with the applicable servicing agreement and any pool insurance policy, primary mortgage insurance policy, bankruptcy bond or alternative arrangements, follow such collection procedures as are customary with respect to loans that are comparable to the Mortgage Loans. Wells Fargo Bank may, in its discretion, (i) waive any assumption fee, late payment or other charge in connection with a Mortgage Loan and (ii) to the extent not inconsistent with the coverage of such Mortgage Loan by a pool insurance policy, primary mortgage insurance policy, bankruptcy bond or alternative arrangements, if applicable, waive, vary or modify any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any matter grant indulgence to any borrower, subject to the limitations set forth in the applicable servicing agreement.

Wells Fargo Bank's collections policy is designed to identify payment problems sufficiently early to permit Wells Fargo Bank to address such delinquency problems and, when necessary, to act to preserve equity in a pre-foreclosure Mortgaged Property. Borrowers are billed on a monthly basis in advance of the due date. If a borrower attempts to use Wells Fargo Bank's Voice Response Unit (“VRU”) to obtain loan information on or after a date on which a late charge is due, the VRU automatically transfers the call to the collection area. Collection procedures commence upon identification of a past due account by Wells Fargo Bank's automated servicing system. If timely payment is not received, Wells Fargo Bank's automated loan servicing system automatically places the Mortgage Loan in the assigned collection queue and collection procedures are generally initiated on the 16th day of delinquency. The account remains in the queue unless and until a payment is received, at which point Wells Fargo Bank's automated loan servicing system automatically removes the Mortgage Loan from that collection queue.

When a Mortgage Loan appears in a collection queue, a collector will telephone to remind the borrower that a payment is due. Follow-up telephone contacts with the borrower are attempted until the account is current or other payment arrangements have been made. When contact is made with a delinquent borrower, collectors present such borrower with alternative payment methods, such as Western Union, Phone Pay and Quick Collect, in order to expedite payments. Standard form letters are utilized when attempts to reach the borrower by telephone fail and/or in some circumstances, to supplement the phone contacts. Company collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. Wells Fargo Bank supplements the collectors' efforts with advanced technology such as predictive dialers and statistical behavioral software used to determine the optimal times to call a particular customer. Additionally, collectors may attempt to mitigate losses through the use of behavioral or other models that are designed to assist in identifying workout options in the early stages of delinquency. For those loans in which collection efforts have been exhausted without success, Wells Fargo Bank determines whether foreclosure proceedings are appropriate. The course of action elected with respect to a delinquent Mortgage Loan generally will be guided by a number of factors, including the related borrower's payment history, ability and willingness to pay, the condition and occupancy of the Mortgaged Property, the amount of borrower equity in the Mortgaged Property and whether there are any junior liens.

Regulations and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of a borrower in default vary greatly from state to state. As such, all foreclosures are assigned to outside counsel, licensed to practice in the same state as the Mortgaged Property. Bankruptcies filed by borrowers are similarly assigned to appropriate local counsel. Communication with foreclosure and bankruptcy attorneys is maintained through the use of a software program, thus reducing the need for phone calls and faxes and simultaneously creating a permanent record of communication. Attorney timeline performance is managed using quarterly report cards. The status of foreclosures and bankruptcies is monitored by Wells Fargo Bank through its use of such software system. Bankruptcy filing and release information is received electronically from a third-party notification vendor.

Prior to a foreclosure sale, Wells Fargo Bank performs a market value analysis. This analysis includes: (i) a current valuation of the Mortgaged Property obtained through a drive-by appraisal or broker's price opinion conducted by an independent appraiser and/or a broker from a network of real estate brokers, complete with a description of the condition of the Mortgaged Property, as well as other information such as recent price lists of comparable properties, recent closed comparables, estimated marketing time and required or suggested repairs, and an estimate of the sales price; (ii) an evaluation of the amount owed, if any, for real estate taxes; and (iii) estimated carrying costs, brokers' fees, repair costs and other related costs associated with real estate owned properties. Wells Fargo Bank bases the amount it will bid at foreclosure sales on this analysis.

If Wells Fargo Bank acquires title to a property at a foreclosure sale or otherwise, it obtains an estimate of the sale price of the property and then hires one or more real estate brokers to begin marketing the property. If the Mortgaged Property is not vacant when acquired, local eviction attorneys are hired to commence eviction proceedings and/or negotiations are held with occupants in an attempt to get them to vacate without incurring the additional time and cost of eviction. Repairs are performed if it is determined that they will increase the net liquidation proceeds, taking into consideration the cost of repairs, the carrying costs during the repair period and the marketability of the property both before and after the repairs.

Wells Fargo Bank's loan servicing software also tracks and maintains tax and homeowners' insurance information and tax and insurance escrow information. Expiration reports are generated periodically listing all policies scheduled to expire. When policies lapse, a letter is automatically generated and issued advising the borrower of such lapse and notifying the borrower that Wells Fargo Bank will obtain lender-placed insurance at the borrower's expense.

Servicing Experience and Procedures of Navy Federal Credit Union

Servicing Experience

Navy Federal Credit Union is a federally chartered credit union and is engaged in a wide range of activities typical of a large credit union. Navy Federal Credit Union has many years of experience in servicing residential mortgage loans, consumer loans, home equity loans, and credit cards. Navy Federal Credit Union has been servicing residential mortgage loans since 1979. These servicing activities, which include collections, loss mitigation, default reporting, bankruptcy, foreclosure and REO property management, are handled at Navy Federal Credit Union headquarters in Vienna, Virginia. As of the date hereof, Navy Federal Credit Union has not failed to make any required advance with respect to any issuance of residential mortgage backed securities.

Navy Federal Credit Union’s servicing portfolio of residential mortgage loans (both held-to-maturity and serviced-for-investors) has grown from approximately $10.3 billion as of the end of 2001 to approximately $20.4 billion as of the end of 2006. The table below sets forth for each of the periods indicated the number and aggregate unpaid principal balance of fixed rate mortgage loans serviced by Navy Federal Credit Union for investors including Fannie Mae, Freddie Mac, Government National Mortgage Association, Federal Housing Administration or Department of Veterans Affairs, Charlie Mac, and other private investors:

	As of December 31, 2004		As of December 31, 2005		As of December 31, 2006
	No. of Loans	Aggregate Unpaid Principal Balance of Loans	No. of Loans	Aggregate Unpaid Principal Balance of Loans	No. of Loans	Aggregate Unpaid Principal Balance of Loans
Fixed Rate Mortgage Loans	61,918	$9,868,906,000	70,368	$12,084,677,000	77,535	$13,898,558,000

Servicing Procedures

There have been no material changes to Navy Federal Credit Union’s servicing policies or procedures in the last three years. Shortly after the funding of a loan, various types of loan information are loaded into Navy Federal Credit Union automated loan servicing system. Navy Federal Credit Union then makes reasonable efforts to collect all payments called for under the Mortgage Loan documents and will, consistent with the applicable servicing agreement and any pool insurance policy, primary mortgage insurance policy, bankruptcy bond or alternative arrangements, follow such collection procedures as are customary with respect to loans that are comparable to the Mortgage Loans. Navy Federal Credit Union may, in its discretion, (i) waive any assumption fee, late payment or other charge in connection with a Mortgage Loan and (ii) to the extent not inconsistent with the coverage of such Mortgage Loan by a pool insurance policy, primary mortgage insurance policy, bankruptcy bond or alternative arrangements, if applicable, waive, vary or modify any term of any Mortgage Loan or consent to the postponement of strict compliance with any such term or in any matter grant indulgence to any borrower, subject to the limitations set forth in the applicable servicing agreement.

Navy Federal Credit Union's collections policy is designed to identify payment problems sufficiently early to permit Navy Federal Credit Union to address such delinquency problems and, when necessary, to act to preserve equity in a pre-foreclosure Mortgaged Property. Borrowers are billed on a monthly basis when their monthly payment has been credited. A second statement is sent if the current month’s payment has not been received by the date of the late charge cut off (16th or next business day of the month). Collection procedures commence upon identification of a past due account by Navy Federal Credit Union's automated servicing system. If timely payment is not received, Navy Federal Credit Union's automated loan servicing system (Fidelity National Information System’s MSP) places the Mortgage Loan in the assigned collection queue and collection procedures are generally initiated after the 16th day of delinquency based on risk-based collection criteria. The account remains in the queue unless and until a payment is received, at which point Navy Federal Credit Union's automated loan servicing system automatically removes the Mortgage Loan from that collection queue.

When a Mortgage Loan appears in a collection queue, a collector will telephone to remind the borrower that a payment is due. Follow-up telephone contacts with the borrower are attempted until the account is current or other payment arrangements have been made. When contact is made with a delinquent borrower, collectors present such borrower with alternative payment methods, such as Western Union, Phone Pay and Quick Collect, or Automated Clearing House (ACH) in order to expedite payments. Standard form letters are utilized when attempts to reach the borrower by telephone fail and/or in some circumstances, to supplement the phone contacts. Navy Federal Credit Union collection counselors have computer access to telephone numbers, payment histories, loan information and all past collection notes. Additionally, counselors may attempt to mitigate losses through identifying workout options in the early stages of delinquency. For those loans in which collection efforts have been exhausted without success, Navy Federal Credit Union determines whether foreclosure proceedings are appropriate. The course of action elected with respect to a delinquent Mortgage Loan generally will be guided by a number of factors, including the related borrower's payment history, ability and willingness to pay, and the condition and occupancy of the mortgaged property. All loans are reviewed by a committee of senior Lending Department executives to ensure all appropriate steps and actions have been taken prior to referral to foreclosure. Mortgages are usually referred to legal counsel by the 105th day of delinquency.

Regulations and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of a borrower in default vary greatly from state to state. As such, all foreclosures are assigned to outside counsel licensed to practice in the same state as the mortgaged property. Bankruptcies filed by borrowers are similarly assigned to appropriate local counsel. Communication with foreclosure and bankruptcy attorneys is maintained through the use of e-mail, telephone and fax and a permanent record of communication is created by the Default Specialist. The status of foreclosures and bankruptcies is monitored by Navy Federal Credit Union through its use of MSP and data mining tools. Bankruptcy filing and release information is received electronically from a third-party notification vendor.

For certain investors, prior to a foreclosure sale Navy Federal Credit Union performs a market value analysis. This analysis includes: (i) a current valuation of the mortgaged property obtained through a drive-by appraisal or broker's price opinion conducted by an independent appraiser and/or a broker from a network of real estate brokers, complete with a description of the condition of the mortgaged property, as well as other information such as recent price lists of comparable properties, recent closed comparables, estimated marketing time and required or suggested repairs, and an estimate of the sales price; (ii) an evaluation of the amount owed, if any, for real estate taxes; and (iii) estimated carrying costs, brokers' fees, repair costs and other related costs associated with real estate owned properties. Navy Federal Credit Union may base the amount it will bid at foreclosure sales on this analysis.

If Navy Federal Credit Union acquires title to a property at a foreclosure sale or otherwise, said property is outsourced to a third party firm specializing in the marketing and sale of Real Estate Owned. If the mortgaged property is not vacant when acquired, local eviction attorneys are hired to commence eviction proceedings and/or negotiations are held with occupants in an attempt to get them to vacate without incurring the additional time and cost of eviction. Repairs are performed if it is determined that they will increase the net liquidation proceeds, taking into consideration the cost of repairs, the carrying costs during the repair period and the marketability of the property both before and after the repairs.

Navy Federal Credit Union's loan servicing software also tracks and maintains tax and homeowners' insurance information and tax and insurance escrow information. Periodic expiration reports are generated listing all policies scheduled to expire. When policies lapse, a letter is automatically generated and issued advising the borrower of such lapse and notifying the borrower that Navy Federal Credit Union will obtain lender-placed insurance at the borrower's expense.

THE TRUSTEE

Deutsche Bank National Trust Company. Deutsche Bank National Trust Company (“DBNTC”) will act as Custodian. DBNTC is a national banking association which has an office in Santa Ana, California. DBNTC has previously been appointed to the role of trustee for numerous mortgage-backed transactions in which residential mortgages comprised the asset pool and has significant experience in this area. DBNTC also will act as a custodian of the mortgage files pursuant to the pooling and servicing agreement. DBNTC has performed this custodial role in numerous mortgage-backed transactions since 1991. DBNTC will maintain the mortgage files in secure, fire-resistant facilities. DBNTC will not physically segregate the mortgage files from other mortgage files in DBNTC’s custody but they will be kept in shared facilities. However, DBNTC’s proprietary document tracking system will show the location within DBNTC’s facilities of each mortgage file and will show that the mortgage loan documents are held by the Trustee on behalf of the trust fund. DBNTC may perform certain of its obligations through one or more third party vendors. However, DBNTC will remain liable for the duties and obligations required of it under the pooling and servicing agreement. DBNTC has no pending legal proceedings that would materially affect its ability to perform its duties as custodian on behalf of the holders of the certificates or as custodian.

THE MASTER SERVICER AND SECURITIES ADMINISTRATOR

Wells Fargo Bank, N.A. (“Wells Fargo”) will act as Master Servicer and Trust Administrator under the Pooling Agreement. Wells Fargo is a national banking association and a wholly-owned subsidiary of Wells Fargo & Company. A diversified financial services company with approximately $483 billion in assets, 23+ million customers and 167,000+ employees as of September 30, 2006, Wells Fargo & Company is a U.S. bank holding company, providing banking, insurance, trust, mortgage and consumer finance services throughout the United States and internationally. Wells Fargo provides retail and commercial banking services and corporate trust, custody, securities lending, securities transfer, cash management, investment management and other financial and fiduciary services. The Depositor, the Sponsor, the Originators and the Servicers may maintain banking and other commercial relationships with Wells Fargo and its affiliates. Wells Fargo maintains principal corporate trust offices located at 9062 Old Annapolis Road, Columbia, Maryland 21045-1951 (among other locations) and its office for certificate transfer services is located at Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479. Wells Fargo serves or may have served within the past two years as loan file custodian for various mortgage loans owned by the Sponsor or an affiliate of the Sponsor and anticipates that one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by Wells Fargo are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.

Wells Fargo will act as Master Servicer pursuant to the Pooling Agreement. The Master Servicer is responsible for the aggregation of monthly servicer reports and remittances and for oversight of the performance of the servicers under the terms of the Pooling Agreement. In particular, the Master Servicer independently calculates monthly loan balances based on servicer data, compares its results to servicer loan-level reports and reconciles any discrepancies with the servicer. The Master Servicer also reviews the servicing of defaulted loans for compliance with the terms of the Pooling Agreement. In addition, upon the occurrence of certain servicer events of default under the terms of a servicing agreement, the Master Servicer may be required to enforce certain remedies on behalf of the issuing entity against the defaulting servicer. Wells Fargo has been engaged in the business of master servicing since June 30, 1995. As of December 31, 2006, Wells Fargo was acting as master servicer for approximately 1,427 series of residential mortgage-backed securities with an aggregate outstanding principal balance of approximately $748,854,000,000.

Under the terms of the Pooling Agreement, Wells Fargo also is responsible for Trust Administration, which includes pool performance calculations, distribution calculations and the preparation of monthly distribution reports. As Trust Administrator, Wells Fargo is responsible for the preparation and filing of all REMIC tax returns on behalf of the issuing entity’s REMICs and the preparation of monthly reports on Form 10-D, current reports on Form 8-K and annual reports on Form 10-K that are required to be filed with the Commission on behalf of the issuing entity. Wells Fargo has been engaged in the business of securities administration since June 30, 1995. As of December 31, 2006, Wells Fargo was acting as trust administrator with respect to more than $1,006,418,000,000 of outstanding residential mortgage-backed securities. Wells Fargo Bank serves or has served within the past two years as loan file custodian for various mortgage loans owned by the Sponsor or an affiliate of the Sponsor and anticipates that one or more of those mortgage loans may be included in the Trust. The terms of the custodial agreements under which those services are provided by Wells Fargo Bank are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.

Under the Pooling and Servicing Agreement, the Trust Administrator’s material duties will be (i) to authenticate and deliver the certificates; (ii) to maintain a certificate registrar; (iii) to calculate and make the required distributions to Certificateholders on each Distribution Date; (iv) to prepare and make available to Certificateholders the monthly distribution reports and any other reports required to be delivered by the Trust Administrator; (v) send a notice to holders of a class of Certificates when the remaining Certificate Principal Balance of such class of Certificates is to be distributed on a specified Distribution Date; (vi) to perform certain tax administration services for the Trust and (vii) to communicate with investors and the Rating Agencies with respect to the Certificates. In performing the obligations set forth in clauses (iii) and (iv) above, the Trust Administrator will be able to rely on the monthly loan information provided to it by the related Servicer, and will perform all obligations set forth above solely to the extent described in the Pooling Agreement.